Contact

www.linkedin.com/in/thiago-conrado (LinkedIn)
lattes.cnpq.br/1594476592205634 (Company)
orcid.org/0000-0001-8590-740X (Company)
www.hortafacil.com (Portfolio)

Top Skills

Software corporativo
Segurança
Blockchain

Languages

Português (Native or Bilingual)
Inglês (Native or Bilingual)

Publications

Diallel analysis of leaf disease resistance in inbred Brazilian popcorn cultivars

Horta Fácil: software para o planejamento, dimensionamento e gerenciamento de hortas em geral

Correlations between the stability and adaptability statistics of popcorn cultivars

Efeito de biorregulador na germinação e no vigor de sementes de soja

Thiago Conrado

CEO
Campo Mourão, Paraná, Brasil

Summary

A experiência obtida por meio de posições e estágio em empresas nacionais e multinacionais, sob a liderança dos mais talentosos líderes de mercado, permitem-me um trabalho harmonioso em equipes multi-culturais possibilitando ainda o compartilhamento de sucessos obtidos nas diversas culturas trabalhadas em qualquer cultura apta ao melhoramento comercial.

Tenho como missão profissional vencer os desafios apresentados desenvolvendo soluções inovadores usando da perspicácia e busca racional de múltiplas abordagens visando ainda um elevado equilíbrio entre a satisfação pessoal e corporativa por meio da eficiência e organização

Dentre meus pontos fortes destaco:

- design, implantação e avaliação de experimentos visando o melhoramento de plantas;
- uso de marcadores moleculares como ferramenta de otmização ao processo de melhoramento;
- utilização de modernos métodos estatísticos para atender as necessidades da experimentação agronômica mesmo em variáveis complexas;
- trabalho em equipe multi-funcionais e multicultural;
- liderança orientada ao desenvolvimento de equipe e melhoria de processo;
- fluência em inglês
- desenvolvimento de ferramentas estatísticas e de extensão

Experience

DNA.chat
Founder & CEO
March 2023 - Present (2 years 11 months)
United States

Fraction
Arquiteto de soluções sênior
May 2023 - July 2023 (3 months)
Estados Unidos

MPCH
Arquiteto de soluções sênior
May 2023 - July 2023 (3 months)
Estados Unidos

VOI.network
Head of Staking Solutions
January 2023 - May 2023 (5 months)
Ilhas Cayman

Build a staking platform of ultimate reliability to guarantee the network mining process and educate the Voi network community, partners and investors around the protocol technical requirements to promote a smooth operation of the blockchain

Globalization Partners
Gerente de Soluções de Implantação e Escala
May 2021 - November 2022 (1 year 7 months)

Foundry, a Digital Currency Group Company
Gerente de implementação de soluções e escala
May 2021 - November 2022 (1 year 7 months)
Rochester, Nova York, Estados Unidos

Foundry for criada para preencher a demanda institucional a maior transparência, eficiência e acesso ao capital na indústria digital de mineração de cryptoativos.
Como uma companhia do Digital Currency Group, Foundry utiliza inigualável expertise institucional, capital e inteligência em marketing para prover aos mineiros e fabricantes Norte Americanos recursos para construir, manter e assegurar redes descentralizadas.
Foundry empodera mineiros/validadores com as ferramentas que estes necessitam para construir a infra-estrutura descentralizada do amanhã. Somo procolo-agnósticos e buscamos apoiar empreendedores de blockchain de mesmo posicionamento que compartilham nossa missão para com o avanço desta indústria.

EZ Masternodes

5 years 1 month

Founding Member

June 2018 - September 2022 (4 years 4 months)

Campo Mourão e Região, Brasil

Senior Research Development Manager

September 2017 - May 2021 (3 years 9 months)

Maringá, Paraná, Brasil

Universidade Federal de Lavras

2 years 1 month

Pesquisador de Pós-Doutorado

February 2016 - March 2017 (1 year 2 months)

Desenvolvimento de método estatístico de agrupamento para seleção precoce de genótipos

- Agrupamento direto (não hierarquizado)
- Algebra de matrizes
- Identificação de padrões e propriedades algébricas em matrizes indexadoras de agrupamentos;
- Desenvolvimento de algorítmos em SAS/IML SAS/FCMP
- Paralelização de processamento CUDA/C
- Simulações de Monte Carlo

Pesquisador de Desenvolvimento Tecnológico Industrial

March 2015 - January 2016 (11 months)

Condução de experimentos visando a implementação e avaliação de ensaios em tomate, focando a tolerância a seca

DuPont Pioneer

Research Scientist

July 2013 - December 2014 (1 year 6 months)

Soybean Product Develpment (SPD)

Soybeans nursery site leader (Palmas - Tocantins, Brazil)

Duties (Management):

- Trait Integration project for native and regulated GMO traits in Brazil (field and greenhouses)
- Summer Annual Trials in Brazil Northern Region (Bahia, Tocantins, Maranhão, and Piauí)
- Seed Increase, purification and crossing (Winter Nursery)

New Mexico State University
Visiting Researcher
March 2012 - March 2013 (1 year 1 month)

Screening de fontes de resistencia a P. capsici e identificação de novos isolados

Hortiagro Sementes SA
Estagiário de doutorado
July 2011 - February 2012 (8 months)
Ijací, Minas Gerais

Implantação e avaliação de experimentos em tomate italiano e multilocular

Unimake Software
Desenvolvedor
2003 - 2003 (less than a year)

Programa UniPonto

Education

Universidade Federal de Lavras
Doctor of Philosophy (Ph.D.), Genetics and Plant Breeding focused in statistic methods for genetic predictions with big data · (2010 - 2015)

Universidade Estadual de Maringá
Master's degree, Genetics and Plant Breeding - biometric parameters for specific uses of corn · (2009 - 2010)

Universidade Estadual de Maringá
Bachelor's degree, Agronomy and Crop Science · (2004 - 2008)

Centro Federal de Educação Tecnológica do Paraná
Ensino Médio · (1999 - 2002)